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                               July 20, 2023

       Bun Kwai
       Chief Executive Officer
       QMMM Holdings Ltd
       Unit 1301, Block C, Sea View Estate,
       8 Watson Road
       Tin Hau, Hong Kong

                                                        Re: QMMM Holdings Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted June 23,
2023
                                                            CIK No. 0001971542

       Dear Bun Kwai:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted June 23, 2023

       Cover page

   1.                                                   Please tell us whether
you will be deemed a    controlled company    under the Nasdaq
                                                        listing rules and, if
so, whether you intend to rely on any exemptions as a controlled company. If applicable,
please disclose here and in the prospectus summary that you are a controlled company and
the percentage of voting power that the controlling stockholder will hold after
completion of the offering. Please also revise your risk factor to discuss the effect, risks and
uncertainties of being designated a controlled company. In this regard, we note that your
disclosures on pages 4, 28 and 84 indicate that your Chairman of the Board and Chief Executive
Officer, Mr. Bun Kwai through Fortune Wings Ventures Limited,
 Bun Kwai
FirstName  LastNameBun Kwai
QMMM Holdings    Ltd
Comapany
July       NameQMMM Holdings Ltd
     20, 2023
July 20,
Page  2 2023 Page 2
FirstName LastName
         wholly owned by Mr. Kwai, will control over 50% of the voting power of the company and will be able to exert significant influence over the company, including the election of your directors following this offering.
2. We note your disclosure that your company structure "involves unique risks to investors"
         and discussion about the impact to your business in the event that your Hong Kong subsidiaries were to become subject to PRC laws and regulations. Please revise to state that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
3.       Please revise to disclose the location of your auditor   s
headquarters and whether and how
         the Holding Foreign Companies Accountable Act, as amended by the Consolidated
         Appropriations Act, 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the individual risk factors identified on the cover.
4. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. If no transfers have been made, so state. Provide cross-references to the consolidated financial statements. Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors. In addition, please amend your disclosure here and in the summary risk factors and risk factors sections to state that to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross-references to each of these other discussions in the prospectus summary, summary risk factors and risk factors.
5. Please revise such disclosure to state, as you do on page 5, that you do not have cash management policies that dictate how funds are transferred between you, your subsidiaries and investors.
Prospectus Summary, page 1

6.       Please revise to describe any contracts or arrangements between you and your
         subsidiaries, including those that affect the manner in which you operate, impact your economic rights, or impact your ability to control your subsidiaries.
7. We note your disclosure on page 25 that "[you] are advised by Hong Kong counsel,
 Bun Kwai
FirstName  LastNameBun Kwai
QMMM Holdings    Ltd
Comapany
July       NameQMMM Holdings Ltd
     20, 2023
July 20,
Page  3 2023 Page 3
FirstName LastName
         Stevenson, Wong & Co., that the Company is not required to obtain permission or approval from Hong Kong authorities to register and offer the securities to foreign investors or list and trade on a U.S. or other foreign exchange." Please revise to provide such disclosure in this section and balance that disclosure with a discussion of the possible ramifications if you did become subject to PRC laws/authorities, including that you could incur material costs to ensure compliance, be subject to fines, experience devaluation of securities or delisting, no longer conduct offerings to foreign investors, and no longer be permitted to continue your current business operations. To the extent applicable, disclose each permission or approval that you or your subsidiaries are required to obtain from
         Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries, are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace
         Administration of China (CAC) or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Provide the basis for your conclusions.
8. We note that the CSRC has recently announced regulations that outline the terms under which China-based companies can conduct offerings and/or list overseas. Revise your disclosure to reflect these recent events and explain how the regulations apply to you and your ability to operate and offer securities.
9. Please revise to explain what you mean by the statement that you are one of the "top premium choices," and how you determine that you are a top choice in the relevant industry.
Our Growth Strategy, page 3

10. Please revise to provide the basis for your claim of a proven track record in Hong Kong, which you plan to leverage to further expand overseas. Make conforming changes throughout the document. Please also disclose here, and elsewhere as appropriate, your timeline for establishing offices in the other markets listed here and any steps you have taken toward expanding into such markets.
Transfers of Cash to and from Our Subsidiary, page 5

11. We note your disclosure that you may rely on dividends or payments to be paid by your
         Hong Kong subsidiaries to fund its cash and financing requirements; and that your Hong
         Kong subsidiaries are also permitted under the laws of Hong Kong to transfer funds to
         QMMM Holdings. Please revise to state whether any such transfers, dividends, or distributions have been made to date, and if not, so state. Quantify any cash flows and
 Bun Kwai
QMMM Holdings Ltd
July 20, 2023
Page 4
         transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S.
         investors, the source, and their tax consequences. Provide cross-references to the consolidated financial statements.
Summary of Risk Factors, page 8

12. Please revise to provide a cross-reference to each relevant individual detailed risk factor.
Risks Relating to Doing Business in Hong Kong, page 9

13. Please revise your summary of risk factors to further expand your disclosure about the risks that your corporate structure and being based in or having the majority of the
         company   s operations in Hong Kong poses to investors, as you do on page 24. Describe
         the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.
         Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Risk Factors, page 11

14. Please revise to add a risk factor to address your disclosure on page 48 and 71 about your
         "continuing project backlog" and how this will affect your ability to obtain and retain customers and projects, which you include among your key factors that affect operating results.
Higher customer concentration..., page 14

15. You state that revenue from your largest customer in 2021 and 2022 was 30.4% and
       34.8% of total revenues, respectively. To the extent material, please disclose in an
FirstName LastNameBun Kwai
       appropriate section the name of this customer as well as the material terms of any
Comapany     NameQMMM
       agreements   with suchHoldings Ltd Please file such agreements as
exhibits to the registration
                               customer.
July 20,statement,
          2023 Pageor4tell us why you believe you are not required to do so. FirstName LastName
 Bun Kwai
FirstName  LastNameBun Kwai
QMMM Holdings    Ltd
Comapany
July       NameQMMM Holdings Ltd
     20, 2023
July 20,
Page  5 2023 Page 5
FirstName LastName
Risk Relating to Doing Business in Hong Kong
We may become subject to a variety of PRC laws and other obligations regarding overseas listing rules and data security,..., page 24

16. We note your disclosure about recent events indicating greater oversight by the
         Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, and that as confirmed by your PRC counsel,
         Guangdong Wesley Law Firm, these new laws and guidelines have not impacted the
         Company   s ability to conduct its business, offering securities to
foreign investors, or list
         and trade on a U.S. or other foreign exchange. Please revise to explain to what extent you believe that you are compliant with the regulations or policies that have been issued by the
         CAC to date. Additionally, please revise to clarify that you have relied upon an opinion of counsel with respect to your conclusions. Capitalization, page 37

17. Please tell us your consideration of including short-term bank loans as a component of your total capitalization as of September 30, 2022. Refer to Item 3.B of Form 20-F.
Enforceability of Civil Liabilities, page 41

18. Please revise to identify the directors, executive officers, and members of senior management that are located in China and Hong Kong.
Critical Accounting Policies and Management Estimates, page 55

19. For critical accounting estimates, this disclosure should supplement, but not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation, uncertainty and have had, or are reasonably likely to have, a material impact on the financial condition or results of operations. Please clarify or revise. Please refer to Item
         5.E of Form 20-F and SEC Release No. 33-8350.
Technologies and Intellectual Property, page 72

20. For each of the patents you own, please disclose the type of patent protection (e.g., composition of matter, use or process) and the expiration dates. Compensation of Directors and Executive Officers, page 80

21. Your disclosure notes the compensation paid to your "executive officer for his services,"
         which suggests the disclosure is only for one executive officer. Please ensure that you disclose compensation paid to all members of your administrative, supervisory or management bodies. We note in this regard that you list multiple executive officers on page 78. See Item 6.B. of Form 20-F.
 Bun Kwai
QMMM Holdings Ltd
July 20, 2023
Page 6
Related Party Transactions, page 85

22. Please update the disclosure so that it reflects the related party transactions as of the date of the document, as opposed to during your latest fiscal year end. Refer to Item 7.B of Form 20-F.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-13

23. Please clarify the terms of your contract use to determine the transaction price. In this regard, please disclose if your contracts are fixed price, time and materials or include any variable consideration. Refer to ASC 606-10-50-20.
24. We note your disclosure that the key performance obligation is identified as single performance obligation to display finished content to the public or targeted audience at the physical location or online platform. Please provide us with your detailed analysis of how you concluded you only have one performance obligation under your contracts. Also, please tell us if your contracts are typically satisfied in one year or less. Refer to ASC
      606-10-25-14 thru 25-22.
Note 14. Provision For Income Taxes, page F-23

25. Please tell us your consideration of including the disclosures required by ASC 740-10-50-
      2 and 50-3.
General

26. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
       You may contact Tony Watson at 202-551-3318 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Erin Jaskot at 202-551-3442 with any other questions.



                                                              Sincerely,
FirstName LastNameBun Kwai
                                                              Division of
Corporation Finance
Comapany NameQMMM Holdings Ltd
                                                              Office of Trade &
Services
July 20, 2023 Page 6
cc:       Jeffrey Li, Esq.
FirstName LastName